August 26, 2009

Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tamalpais Bancorp
Form 10-K for Fiscal Period Ended December 31, 2008
Form 10-Q for Fiscal Period Ended June 30, 2009
File No. 000-50878

Dear Mr. Vaughn:

          On behalf of Tamalpais Bancorp (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in its letter dated August 19, 2009, with respect to the filings referenced above.

          For your convenience, the text of the Staff’s comments are set forth below in bold followed in each case by the Company’s response.

Form 10-K
Allowance for Loan Losses, page 44

1.

In future filings, please revise your disclosure on page 45 to disclose gross charge-offs and recoveries of loan by major loan category. To the extent that you continue to experience material changes in your loan loss allowance and provisions, please provide this disclosure in your future interim filings as well. Refer to Item IV.A of Industry Guide 3.

Response:

          We will revise the disclosure in our future Form 10-K filings regarding the Allowance for Loan Losses to disclose charge-offs and recoveries by major loan category. To the extent that we continue to experience material changes to our loan loss allowance and provisions we will provide this disclosure in future interim filings as well.

          We propose to provide disclosure in the following format in future filings:

	For the nine months ended September 30, 2009	For the twelve months ended December 31, 2008

(Dollars In Thousands)

Loans Loss Reserve Balance, Beginning of Period	$—	$—
Charge-offs
One-to-four family residential	—	—
Multifamily residential	—	—
Commercial real estate	—	—
Land	—	—
Construction real estate	—	—
Consumer loans	—	—
Commercial, non real estate	—	—

	—	—
Recoveries
One-to-four family residential	—	—
Multifamily residential	—	—
Commercial real estate	—	—
Land	—	—
Construction real estate	—	—
Consumer loans	—	—
Commercial, non real estate	—	—

	—	—
Net Charge-offs	—	—
Additions/(Reductions) charged to operations	—	—

Allowance for Loan Loss, End of Period	$—	$—

Ratio of Net Charge-offs/(Recoveries) During the Period to Average Loans Outstanding During the Period	0.00%	0.00%

Ratio of Allowance for Loan Losses to Loans at Period End	0.00%	0.00%

2.

In future filings please provide the allocation of the allowance for loan losses by major loan category along with the percentage of loans in each category to total loans. To the extent that you continue to experience material changes in your loan loss allowance and provisions, please provide this disclosure in your future interim filings as well. Refer to Item IV.B of Industry Guide 3.

Response:

          In future filings we will provide the allocation of the allowance for loan losses by major loan category along with the percentage of loans in each category to total loans. To the extent that we continue to experience material changes in our loan loss allowance and provisions, we will provide this disclosure in our future interim filings as well.

          We propose to provide disclosure in the following format in future filings:

Allocation of the Allowance for Loan Losses

	As of September 30, 2009
Balance at End of Period Applicable to:	Amount	Percent of loans in each category to total loans

	(Dollars In Thousands)
One-to-four family residential	$—	0.0%
Multifamily residential	—	0.0%
Commercial real estate	—	0.0%
Land	—	0.0%
Construction real estate	—	0.0%
Consumer loans	—	0.0%
Commercial, non real estate	—	0.0%
Unallocated	—	N/A

	$—	0.0%

Liquidity and Liability Management, page 52

3.

In future filings, beginning in your next Form 10-Q, please revise your liquidity disclosure to specifically state the total amount of your investment portfolio that is pledged as collateral for borrowings or the State of California’s certificates of deposit. Revise your liquidity discussion to discuss the impact of the use of the investment securities portfolio as collateral on your available liquidity.

Response:

          Please note that disclosure responsive to this comment was included in our June 30, 2009 Form 10-Q. The following is an excerpt from the Liquidity section on page 45 of the June 30, 2009 Form 10-Q:

          As of June 30, 2009, the Bank has additional borrowing capacity including unsecured lines of credit totaling $20.0 million with two correspondent banks and a $5.0 million line of credit with the Federal Reserve Bank of San Francisco to borrow through the Discount Window, which were not drawn upon at June 30, 2009. The Bank is also a member of the FHLB San Francisco and has a line of credit through pledged loans for advances of $249.5 million of which $70.0 million was available at June 30, 2009. There were no borrowings outstanding collateralized by the investment portfolio as of June 30, 2009, thus the entire investment portfolio of $63.0 million is immediately available for liquidity.

          In future filings, beginning with our next Form 10-Q, we will revise our liquidity disclosure to specifically state the total amount of the investment portfolio that is pledged as collateral for borrowings or the State of California’s certificate of deposit. In addition, we will revise our liquidity discussion to discuss the impact of the use of the investment securities portfolio as collateral on our available liquidity. The State of California certificate of deposit will be paid off by September 30th 2009. Accordingly, we propose to provide disclosure in the following format in future filings:

          As of September 30th 2009 the $x,xxx,xxx municipal securities portfolio was pledged as collateral to enable borrowing capacity at the FRB Discount Window, although there were no Discount Window borrowings outstanding at that time. To the extent that the investment securities are used as collateral for outstanding borrowings these securities cannot be sold unless alternative collateral is substituted to collateralize the outstanding borrowings. The inability to sell these securities would reduce our available liquidity. There were no borrowings outstanding collateralized by the investment portfolio as of September 30, 2009, thus the entire portfolio of investment securities available-for-sale of $xx,xxx,xxx is immediately available for liquidity.

Consolidated Financial Statements
Note 2: Investment Securities, page 73

4.

In future filings, beginning in your next Form 10-Q, please provide and revise your future filings to disclose additional detail of the securities that comprise your Mortgage Backed Securities and Collateralized Mortgage Obligation portfolios. For example, specify the investment grade of the securities and whether these securities are collateralized by interest only, sub-prime or alt-a loans.

Response:

          In future filings, beginning with our next Form 10-Q, we will disclose additional detail of the securities that comprise our Mortgage Backed Securities and Collateralized Mortgage Obligation portfolios. For example, we will specify the investment grade of the securities and we will specify that the Company does not own any securities that are collateralized by interest only, sub-prime or alt-a loans.

          We propose to provide disclosure in the following format in future filings:

As of September 30, 2009

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

(Dollars in Thousands)
Available-for-sale
Mortgage backed securities
Issued by FNMA	$—	$—	$—	$—
Issued by FHLMC	—	—	—	—
Issued by GNMA	—	—	—	—

	—	—	—	—

U.S. Agency Securities
Issued by FHLB	—	—	—	—
Issued by GNMA	—	—	—	—

	—	—	—	—

Municipal Securities
Rated AAA	—	—	—	—
Rated AA	—	—	—	—
Unrated	—	—	—	—

	—	—	—	—

Collateralized Mortgage Obligation	—
Issued by FNMA	—	—	—	—
Issued by FHLMC	—	—	—	—
Issued by GNMA	—	—	—	—

	—	—	—	—

Total Available-for-sale	$—	$—	$—	$—

Held-to-maturity
Mortgage backed securities
Issued by FNMA	$—	$—	$—	—
Issued by FHLMC	—	—	—	—

	$—	$—	$—	$—

Note 22: Fair Value Measurements, page 98

5.

We note your disclosure that you obtain pricing for your investment securities portfolio “from a reputable third-party service provider, who may utilize valuation techniques that use current market-based or independently sourced parameters, such as bid prices, dealer-quoted prices, interest rates, benchmark yield curves, prepayment speeds, and credit spreads.” Please tell us and revise your future filings to disclose the following:

	a.	Clarify specifically whether you utilize a third party vendors to provide fair value data of the purposes of recording amounts related to your fair value measurements in the financial statements.
b.

Disclose how you determine that the prices provided by third parties are appropriate. In this regard, please disclose how you gain an understanding of the models used and how you determine the reasonableness of the assumptions used.

c.	Disclose whether you make any adjustments to the prices received.
d.	Disclose whether you have a process in place to validate the accuracy of the prices provided to you by the third party vendor.

Response:

          In future filings we will disclose that we utilize third party vendors to provide fair value data for the purposes of recording amounts related to the fair value measurements in the financial statements. We will also disclose how we determine that the prices provided by a third party are appropriate, whether we make adjustments to the prices received, and processes to validate the accuracy of the prices provided by the third party vendor.

          The disclosure that we will provide in future filings will be as follows:

          If quoted market prices are not available, we obtain pricing information from a reputable third-party service provider, who may utilize valuation techniques that use current market-based or independently sourced parameters, such as bid prices, dealer-quote prices, interest rates, benchmark yield curves, prepayment speeds, and credit spreads. The service provider also subscribes to several pricing services. Prices obtained from the third party service provider are used to provide fair value data for the purposes of recording amounts related to fair value measurements in the financial statements.

          In order to determine if the prices are appropriate there is a month-end pricing process that includes an evaluation of prices to: (1) recent market conditions, (2) previous evaluation prices, and (3) price comparison between the various pricing services that the third party subscribes to. Where appropriate, securities are repriced using a secondary or tertiary pricing service, or referred to a fixed income pricing/analytics group or a trading desk for evaluation pricing.
          There are some bond market sectors and sub-sectors where no third-party service provides what we’ve determined to be acceptably accurate evaluation pricing. Furthermore, there are many fixed income securities which are simply not priced by any third-party vendor (i.e., many local non-rated municipals and other obscure, narrowly traded debt). In such cases, we use a matrix pricing provided through a joint effort of our third party’s trading desk, fixed income research and information technology personnel.
          We validate the accuracy of the prices provided by the third party vendor by comparing these prices to prices obtained through our subsidiary, Tamalpais Wealth Advisors. We thus have the ability to adjust prices received from our third party provider, although to-date we have not done so.

6.

In future filings, please revise your disclosure to include a description of the models used to determine the fair value of your collateral dependent impaired loans. Similarly, please revise your future filings to include a description of the models used to determine the fair value of other real estate owned.

Response:

          In future filings we will revise our disclosure to include a description of the models used to determine the fair value of our collateral dependent impaired loans and will include a description of the models used to determine the fair value of other real estate owned.

          We propose to provide disclosure in the following format in future filings:

•	Impaired Loans

          A loan is considered impaired when it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement. Impairment is measured based on the fair value of the underlying collateral or the discounted expected future cash flows. The Company measures impairment on all non-accrual loans for which it has established specific reserves as part of the specific allocated allowance component of the allowance for loan losses. As such, the Company records impaired loans as non-recurring Level 2 when the fair value of the underlying collateral is based on an observable market price or current appraised value. When current market prices are not available or the Company determines that the fair value of the underlying collateral is further impaired below appraised values, the Company records impaired loans as non-recurring Level 3. At September 30, 2009, substantially all of the Company’s impaired loans were evaluated based on the fair value of their underlying collateral based upon the most recent appraisal available to Management.

•	Other Real Estate Owned and Foreclosed Collateral

          Other real estate owned and foreclosed collateral are adjusted to fair value, less any estimated costs to sell, at the time the loans are transferred into this category. The fair value of these assets is based on independent appraisals, observable market prices for similar assets, or Management’s estimation of value. When the fair value is based on independent appraisals or observable market prices for similar assets, the Company records other real estate owned or foreclosed collateral as non-recurring Level 2. When appraised values are not available, there is no observable market price for similar assets, or Management determines the fair value of the asset is further impaired below appraised values or observable market prices, the Company records other real estate owned or foreclosed collateral as non-recurring Level 3.

7.

Please clarify why your derivative financial liabilities constitute non-recurring fair value measurements. We note your disclosure on page 71 that all derivatives are measured and reported at fair value.

Response:

          The table in Note 22 – “Fair Value Measurement” included derivative financial liabilities as being measured on a non recurring basis in error. The derivative financial liabilities should have been included with items measured on a recurring basis. This table will be corrected in future filings.

Note 23: Derivative Instruments and Hedging Activities, page 100

8.

On page 70, you disclose that your interest rate swaps qualify and are designated as fair value hedges. However, your disclosures on page 71 and in this footnote address only your cash flow hedge. Please revise your disclosure in your future filings to more clearly address your fair value hedges.

Response:

          The disclosure on page 70 inadvertently referred to our interest rate swap as fair value hedge. We will revise the disclosure in our future filings to more clearly disclose that the Bank has entered into a cash flow hedge in 2008 and does not have any fair value hedges.

Form 10-Q for Fiscal Period Ended June 30, 2009
Note 9: Derivative Financial Instruments and Hedging Activities, page 15

9.	We note your disclosure on page 9 regarding your adoption of SFAS 161. In future filings beginning in your next Form 10-Q, please revise to address the disclosure requirements of SFAS 161.

Response:

          In future filings, beginning in our next Form 10-Q, we will address the disclosure requirements of SFAS No. 161. We propose to provide disclosure in the following format in future filings:

          The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are market risk and interest rate risk. As of September 30, 2009, the Company entered into x interest-rate swap agreements with counterparty banks. The swaps are designated as cash flow hedges that are reported at fair value measured on a recurring basis. The purpose of entering into the interest rate swaps is to provide the Company a variable-rate liability and provide the Company with the financial effects of a fixed-rate liability, thus reducing the volatility in the Company’s earnings.

          The structure of the swaps is as follows. The Company enters into a swap with a counterparty bank to allow the Company to pass on the interest-rate risk associated with the Trust Preferred Securities. The net effect of the transaction allows the Company to pay interest on the Trust Preferred Securities at a variable rate based on three month LIBOR plus a spread while the Company recognizes the financial effect of a long term fixed rate liability. The change in the market value of the swap is recorded as a component of other comprehensive income. Because the repricing characteristics of the interest rate swaps closely match the repricing of the Trust Preferred Securities there is an immaterial amount of ineffectiveness that is recorded on the Company’s results of operations.

          As of September 30, 2009, the total notional amount of the Company’s swaps was $xx,xxx,xxx. The following tables present the location of the asset and liability and the amount of gain recognized as of and for the nine months ended September 30, 2009.

Fair Value of Derivative Instruments

	Asset Derivatives September 30, 2009		Liability Derivatives September 30, 2009
(amounts in thousands)

Derivatives Not Designated as Hedging Instruments	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Interest Rate Swaps	Other Assets	$—	Other Liabilities	$—

Total Derivatives		$—		$—

The Effect of Derivative Instruments on the Consolidated Statement of Earnings for the
nine months ended September 30, 2009
(amounts in thousands)

Derivatives Not Designated as Hedging Instruments	Location of Gain Recognized in Income on Derivative

Interest Rate Swaps	Other Income	$—

Total		$—

          The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you should have any questions or comments with respect to this filing, please do not hesitate to call the undersigned at 415-455-4593.

Very truly yours,

Tamalpais Bancorp

By: /s/ Michael E. Moulton

Michael E. Moulton
Executive Vice President & Chief Financial Officer